

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Blythe Masters
Chief Executive Officer
MCF2 Acquisition Corp.
7 World Trade Center
250 Greenwich Street, FL 47
New York, NY 10007

> **Re: MCF2 Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 13, 2020**
> **CIK No. 0001827821**

Dear Ms. Masters:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 13, 2020

Recent Sales of Unregistered Securities, page II-1

1. Please revise to address the forward purchase agreement.

Signatures, page II-6

2. Please revise to have the draft registration statement indicate that it will be signed by the principal executive officer, the principal financial officer, and principal accounting officer or controller in the signature section "signed below by the following persons in the capacities...indicated". See Instruction 1 to Signatures of Form S-1.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction